SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Green Brick Partners, Inc.

(Name of Company)

Common Stock, $0.01 per share

(Title of Class of Securities)

392709101
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8747

April 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392709 101	Page 2 of 11 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALL OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,083,022 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,083,022 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,083,022 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

CUSIP No. 392709 101	Page 3 of 11 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALL OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,943
8	SHARED VOTING POWER 8,083,022 (see Item 5)
9	SOLE DISPOSITIVE POWER 99,943
10	SHARED DISPOSITIVE POWER 8,083,022 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,182,965 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* IN

CUSIP No. 392709 101	Page 4 of 11 Pages
1	NAME OF REPORTING PERSON Third Point Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALL OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,902,647
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,902,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,902,647 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

CUSIP No. 392709 101	Page 5 of 11 Pages
1	NAME OF REPORTING PERSON Third Point Partners Qualified LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALL OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,705,143
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,705,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,705,143 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

CUSIP No. 392709 101	Page 6 of 11 Pages
1	NAME OF REPORTING PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALL OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,657,778
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,657,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,657,778 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

CUSIP No. 392709 101	Page 7 of 11 Pages
1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALL OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,657,778
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,657,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,657,778 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being filed with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on June 25, 2007 (as amended by Amendment No. 1 thereto filed on December 31, 2008, Amendment No. 2 thereto filed on April 3, 2009, Amendment No. 3 thereto filed on September 28, 2010, Amendment No. 4 thereto filed on December 20, 2010, Amendment No. 5 thereto filed on February 9, 2011, Amendment No. 6 thereto filed on July 18, 2014, Amendment No. 7 thereto filed on October 31, 2014, Amendment No. 8 thereto filed on July 1, 2015, this Amendment No. 9, the “Schedule 13D”).

This Amendment No. 9 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb, an individual (“Mr. Loeb”), Third Point Partners LP, a Delaware limited partnership (“Third Point Partners”), Third Point Partners Qualified LP, a Delaware limited partnership (“Third Point Partners Qualified”), Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“Third Point Master), and Third Point Advisors II L.L.C., a Delaware limited liability company (“Third Point Advisors”, and together with the Management Company, Mr. Loeb, Third Point Partners, Third Point Qualified and Third Point Master, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to, Third Point Partners, Third Point Partners Qualified and Third Point Master, the “Funds”).  Third Point Advisors serves as the general partner of Third Point Master.  The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

This Amendment No. 9 is being filed to report that Third Point LP no longer beneficially owns more than 5% of the Common Stock and to report that Third Point Master beneficially owns, and Third Point Advisors may be deemed to beneficially own, more than 5% of the Common Stock.

This Amendment No. 9 is being filed to amend Item 2, Item 3, Item 4, Item 5 of the Schedule 13D as follows:

Item 2.          Identity and Background.

Item 2 of the Schedule 13D is amended to reflect the following:

(a)	Third Point Master is organized as an exempted limited partnership under the laws of the Cayman Islands. Third Point Advisors is organized as a limited liability company under the laws of Delaware.

(b)	The address of the principal business and principal office of Third Point Master and Third Point Advisors is 390 Park Avenue, 18th floor, New York, New York 10022.

(c)	The principal business of Third Point Master is to invest and trade in securities. The principal business of Third Point Advisors is to serve as the general partner of Third Point Master.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The net investment costs of the shares of Common Stock subject to the Rebalancing (as defined below) was $0 other than customary commissions, the source of funds of which was the working capital of the applicable Funds.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

The Funds entered into ordinary course rebalancing transactions which resulted in no change in the aggregate Common Stock beneficially owned by the Funds, the Management Company and Mr. Loeb (the “Rebalancing”).  In connection with the Rebalancing, the following transactions were consummated:  (a) Third Point Master Purchased 482,400 shares of Common Stock, (b) other Funds purchased 305,600 shares of Common Stock and (c) Third Point LP sold 788,000 shares of Common Stock. All of the rebalancing transactions were effected at the same time at a price of $7.1975 per share of Common Stock, net of commissions.

Item 5.          Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended to reflect the following:

(a)          As of the date of this Schedule 13D, the Management Company beneficially owns 8,083,022 shares of Common Stock (the “Third Point Shares”). The Third Point Shares represent approximately 16.6% of the Common Stock, based upon the 48,833,323 shares of Common Stock outstanding as of March 25, 2016 based on information provided by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2016 (the “Outstanding Shares”).

As of the date of this Schedule 13D, Mr. Loeb beneficially owns 8,182,965 shares of Common Stock, representing approximately 16.8% of the Outstanding Shares; Third Point Partners beneficially owns 1,902,648 shares of Common Stock, representing approximately 3.9% of the Outstanding Shares;Third Point Partners Qualified beneficially owns 1,705,143 shares of Common Stock, representing approximately 3.5% of the Outstanding Shares; and Third Point Master beneficially owns 2,657,778 shares of Common Stock, representing approximately 5.4% of the Outstanding Shares. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)          The Management Company has the power to vote and dispose of 8,083,022 shares of Common Stock beneficially owned by it. Mr. Loeb has the power to vote and dispose of 8,182,965 shares of Common Stock beneficially owned by him. Third Point Partners has the power to vote and dispose of 1,902,648 shares of Common Stock beneficially owned by it. Third Point Partners Qualified has the power to vote and dispose of 1,705,143 shares of Common Stock beneficially owned by it.  Third Point Master has the power to vote and dispose of 2,657,778 shares of Common Stock beneficially owned by it.

(c)          Other than as described in Item 4, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2016	THIRD POINT LLC

	By:	Daniel S. Loeb,
Chief Executive Officer

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: April 13, 2016	DANIEL S. LOEB

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: April 13, 2016	THIRD POINT PARTNERS LP

	By:	Third Point Advisors LLC,
its general partner

	By:	Daniel S. Loeb,
Managing Member

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: April 13, 2016	THIRD POINT PARTNERS QUALIFIED LP

	By:	Third Point Advisors LLC,
its general partner

	By:	Daniel S. Loeb,
Managing Member

/s/ William Song_________________
Name: William Song
Title: Attorney-in-Fact

Dated: April 13, 2016	THIRD POINT OFFSHORE MASTER FUND, LP

	By:	Third Point Advisors II L.L.C.,
its general partner

	By:	Daniel S. Loeb,
Managing Director

/s/ William Song_________________
Name: William Song
Title: Attorney-in-Fact

Dated: April 13, 2016	THIRD POINT ADVISORS II L.L.C.

	By:	Daniel S. Loeb,
Managing Director

/s/ William Song_________________
Name: William Song
Title: Attorney-in-Fact